CUSIP No. 784933103	Page 1 of 9 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,926,018
	8	SHARED VOTING POWER 3,230,900*
	9	SOLE DISPOSITIVE POWER 2,926,018
	10	SHARED DISPOSITIVE POWER 3,230,900*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes 2,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC (the “LLC”), of which Mr. Brown is the sole member and manager.
**	Includes 5,288,693 shares of Common Stock of the Company beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors. Mr. Brown may act in concert with Mr. Bartels, the Trust and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, Mr. Brown expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 2,000,000 shares of Common Stock of the Company owned by the LLC. The Trust may act in concert with Mr. Brown, Mr. Bartels and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the Trust has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 2,000,000 shares held by the LLC and expressly disclaims beneficial ownership of such shares. The Trust also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Innovative Global Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 1,109,625 shares of Common Stock of the Company held in the Trust. The LLC may act in concert with Mr. Brown, Mr. Bartels and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the LLC has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 1,109,625 shares held in the Trust and expressly disclaims beneficial ownership of such shares. The LLC also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 5 of 9 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 13, 2019 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on December 26, 2019 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D filed with the SEC on February 11, 2020 (“Amendment No. 8”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown, the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) and Innovative Global Technologies, LLC (the “LLC”), collectively referred to as the “Reporting Persons,” to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,445,611 shares of the Common Stock of the Company, which represents approximately 54.2% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,102,335 outstanding shares of Common Stock as of December 24, 2020, as reported in the Company’s Preliminary Proxy Statement filed with the SEC on January 31, 2020.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Brown, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant’s annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by Mr. Brown and Mr. Bartels are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, previous actions taken by Mr. Brown and the Trust are described in Amendment No. 5 and Amendment No. 6 and previous actions taken by Mr. Brown, the Trust and the LLC are described in Amendment No. 7 and Amendment No. 8.

CUSIP No. 784933103	Page 6 of 9 Pages

On March 2, 2020, the Reporting Persons and Mr. Bartels (collectively, the “Stockholders”) delivered an action by written consent of stockholders, executed on February 28, 2020, pursuant to which the Stockholders resolved (i) to increase the size of the Board by one if, at the time the written consent becomes effective, there is no vacancy on the Board, and (ii) to elect and appoint Mr. Brown as a director of the Company (the “March Consent”).

The foregoing summary of the March Consent is qualified in its entirety by the full text thereof, which is filed as Exhibit 18 to this Amendment and incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	No transactions in the Common Stock of the Company have been effected by the Reporting Persons or Mr. Bartels in the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 18	Written Consent of Stockholders of SPAR Group, Inc. delivered on March 2, 2020.

CUSIP No. 784933103	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 9, 2020

/s/ Robert G. Brown
Robert G. Brown

/s/ Rory W. Brown
Rory W. Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC

CUSIP No. 784933103	Page 8 of 9 Pages

Exhibit 18

WRITTEN CONSENT OF STOCKHOLDERS OF SPAR GROUP, INC.

The undersigned record stockholders (or proxy holders of record stockholders) of SPAR Group, Inc., A Delaware corporation (the “company”), hereby take the following actions pursuant to Section 228 of the Delaware General Corporation Law.  This consent will apply to all of the capital stock of the Company held by the undersigned and all shares of capital stock of the Company with respect to which the undersigned may act by consent pursuant to a proxy of power of attorney.  If two of more of the undersigned hold shares of capital stock of the Company jointly, this consent will apply to all shares jointly owned by such holders and all share individually owned by each holder.

Resolved, that, if there is no vacancy on the Company’s Board of Director (“Board”) at the time this consent becomes effective, as determined in accordance with Section 228(c) of the DGCL, the size of the Board is hereby increased by one.

Resolved, that Robert G. Brown is hereby elected and appointed as a director of the Company effective February 29, 2020 if a vacancy exists, or if applicable, the vacancy created by the foregoing resolution.

Resolved, that this consent of stockholders may be executed in counterparts.

In witness whereof, the undersigned have executed this request.

/s/ Robert G. Brown
Robert G. Brown

February 28, 2020

SP/R, Inc. Defined Benefit Pension Trust

February 28, 2020

By:

/s/ Rory W. Brown
Rory W. Brown

Trustee

February 28, 2020

CUSIP No. 784933103	Page 9 of 9 Pages

/s/ Kimberly M. Brown
Kimberly M. Brown

Trustee

February 28, 2020

Innovative Global Technologies, LLC

By:

/s/ Robert G. Brown
Robert G. Brown

Trustee

February 28, 2020

/s/ William H. Bartels
William H. Bartels

February 28, 2020

WHB Services, Inc. Incentive Savings Plan and Trust

By:

/s/ William H. Bartels
William H. Bartels

Trustee

February 28, 2020